Exhibit 12.1

Statement Regarding Computation of Earnings to Fixed Charges of Security Bank Corporation

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Ratio 1- Including Deposit Interest
Earnings:
Income Before Tax	21,232,175	28,670,096	37,270,063	25,495,271	19,258,960	13,585,817	8,330,813
Fixed Charges	75,146,081	46,487,226	68,907,105	28,023,808	14,528,500	13,040,620	12,243,940

Total	96,378,256	75,157,322	106,177,168	53,519,079	33,787,460	26,626,437	20,574,753
Fixed Charges:
Interest Expense	74,910,231	46,294,693	68,646,935	27,839,279	14,372,867	12,912,287	12,109,723
Amortization of placement fee for trust preferred securities	13,500	13,500	18,000	24,750	15,000	15,000	1,250
Portion of rents representative of the interest factor (1/3) of rental expense	222,350	179,033	242,170	159,779	140,633	113,333	132,967

	75,146,081	46,487,226	68,907,105	28,023,808	14,528,500	13,040,620	12,243,940
Earnings to Fixed Charges	1.28	1.62	1.54	1.91	2.33	2.04	1.68
Ratio 2- Excluding Deposit Interest
Earnings:
Income Before Tax	21,232,175	28,670,096	37,270,063	25,495,271	19,258,960	13,585,817	8,330,813
Fixed Charges	6,160,528	5,829,685	8,168,115	4,296,275	2,826,962	2,721,205	2,403,544

Total	27,392,703	34,499,781	45,438,178	29,791,546	22,085,922	16,307,022	10,734,357
Fixed Charges:
Interest Expense	74,910,231	46,294,693	68,646,935	27,839,279	14,372,867	12,912,287	12,109,723
Interest expense on deposits	(68,985,553)	(40,657,541)	(60,738,990)	(23,727,533)	(11,701,538)	(10,319,415)	(9,840,396)

Interest expense excluding deposits	5,924,678	5,637,152	7,907,945	4,111,746	2,671,329	2,592,872	2,269,327
Amortization of placement fee for trust preferred securities	13,500	13,500	18,000	24,750	15,000	15,000	1,250
Portion of rents representative of the interest factor (1/3) of rental expense	222,350	179,033	242,170	159,779	140,633	113,333	132,967

	6,160,528	5,829,685	8,168,115	4,296,275	2,826,962	2,721,205	2,403,544
Earnings to Fixed Charges	4.45	5.92	5.56	6.93	7.81	5.99	4.47